Report of Independent Registered Public
Accounting Firm
The Board of Trustees of
BNY Mellon Funds Trust:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY Mellon Mid
Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY
Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund and BNY
Mellon Government Money Market Fund (collectively the Funds), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the Act) as of September 30, 2018. Management is responsible for the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accounts (AICPA). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests
performed as of September 30, 2018, and with respect to
agreement of security purchases and sales, for the period
from August 31, 2018 (the date of the Funds last
examination) through September 30, 2018.
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the Custodian) in Jersey
City, NJ, without prior notice to management.

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;

5.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

6.	Agreement of pending purchase and sale activity for the
Funds as of September 30, 2018, if any, to documentation of corresponding subsequent bank statements;

7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2017 to September 30, 2018 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
August 5, 2019


      August 5, 2019
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Large
Cap Stock Fund, BNY Mellon Income Stock Fund, BNY
Mellon Mid Cap Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon International Fund,
BNY Mellon Emerging Markets Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Small/Mid Cap Multi-Strategy Fund, BNY
Mellon Large Cap Market Opportunities Fund, BNY
Mellon Tax-Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Corporate Bond Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon New York Intermediate Tax-Exempt Bond
Fund, BNY Mellon Municipal Opportunities Fund, BNY
Mellon National Municipal Money Market Fund and BNY
Mellon Government Money Market Fund (collectively the
Funds), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of
Investments by Registered Management Investment
Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2018 and for the period from August 31, 2018 (the date of the Funds last examination) through September 30, 2018.
Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, and for the period from August 31, 2018 (the date of the Funds last examination) through September 30, 2018, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer


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